News Release

Trading Symbols: TSX: SEA	For Immediate Release
NYSE: SA	June 15, 2021

   Seabridge Gold Reports COVID-19 Case at 3Aces in Yukon

Toronto, Canada... Seabridge Gold announced today that a contractor at its 100% owned 3Aces Project in Canada's Yukon has tested presumptively positive for COVID-19 when the Company conducted a rapid antigen test after the person arrived at the Project site. Three other individuals who came into close contact with the individual testing positive have all tested COVID-19 negative following completion of rapid antigen tests by the Company. Seabridge Gold is awaiting confirmation of the positive result from a COVID-19 laboratory-based PCR test. As required by Territorial and Seabridge Gold's COVID-19 protocols, all four individuals have self-isolated at the 3Aces site and remain in good health.

"Reducing the risk of transmission and protecting the health and wellness of our workers and surrounding communities is our top priority. We have in place a comprehensive COVID-19 Safety Plan created for the 3Aces Project to provide a safe work environment and to minimize the infection and transmission risk of COVID-19 to employees, contractors, and local communities," stated Rudi Fronk, CEO of Seabridge Gold.

Operations at 3Aces will continue as normal. Seabridge Gold is carefully monitoring the situation and is working closely with the Yukon Communicable Disease Control which has initiated contact tracing.

Since COVID-19 was declared a global pandemic, Seabridge Gold has developed and implemented rigorous measures to protect the health and safety of its employees. These measures have helped to keep our Project sites safe and COVID-19 free, allowing Seabridge to continue to operate. Seabridge is committed to keeping local communities and employees safe during the pandemic.

The 2021 exploration program at 3Aces commenced field activities on June 7th with line cutting to support a geophysical survey.  Work began in the southern part of a 42 line kilometer grid working upslope as the snow conditions improved.  Surveying of a CSAMT geophysical program is expected shortly.  The program is designed to build a 3-D earth image to integrate with historical drilling.  The aim of this initial work is to expand high-grade gold targets previously identified and detect new targets for initial drill testing.  After in-depth interpretation and integration of the new data, combined with historical data, drill testing is expected later in the year.

Seabridge holds a 100% interest in several North American gold projects. Seabridge's assets include the KSM and Iskut projects located near Stewart, British Columbia, Canada, the Courageous Lake project located in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3Aces project located in the Yukon Territory. For a full breakdown of Seabridge's mineral reserves and mineral resources by category please visit Seabridge's website at http://www.seabridgegold.com.

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada
Telephone: 416-367-9292 www.seabridgegold.com

None of the Toronto Stock Exchange, New York Stock Exchange, or their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

This news release includes certain forward-looking statements or information. All statements other than statements of historical fact included in this release, including, without limitation, statements regarding: (i) the timing of CSAMT geophysical program and its ability to expand high grade gold targets; and (ii) the development and drilling of targets later in the year, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's plans or expectations include regulatory issues, unexpected geology at the Project, availability of capital and financing, general economic, market or business conditions, timeliness of government or regulatory approvals and other risks detailed herein and from time to time in the filings made by the Company with securities regulators. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as otherwise required by applicable securities legislation.

ON BEHALF OF THE BOARD "Rudi Fronk" Chairman and C.E.O.

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com